

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2017

Steven N. Gersten
Secretary
Dynavax Technologies Corporation
2929 Seventh Street, Suite 100
Berkeley, California 94710

      Re: Dynavax Technologies Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed June 30, 2017
          File No. 001-34207

Dear Mr. Gersten:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 30, 2017

What happens if the increase in the authorized number of shares of common stock in Proposal 1 is not approved?, page 2

1.   According to your Form 8-K filed on June 2, 2017, you filed a Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on June 2, 2017 increasing the authorized number of shares of your common stock to 139,000,000. It does not appear you have accounted for this in your disclosure with respect to the effect of the vote. For example, you state here that if Proposal 1 is not approved, your "Sixth Amended and Restated Certificate of Incorporation, as amended, will remain as it is, and the authorized number of shares of [y]our common stock will remain unchanged." You also state on page 9, "If the amendment is adopted, it will become effective upon filing of a Certificate of Amendment..." Please revise your disclosure here and throughout the preliminary proxy

statement to clarify what will happen if Proposal 1 is approved and what will happen if Proposal 1 is not approved.

<u>Questions and Answers about these Proxy Materials and Voting</u>
<u>How many votes are needed to approve each proposal?, page 5</u>

2.   Please expand your discussion of the votes needed to approve each proposal to state the effect of shareholders who do not provide instructions to their brokers/nominees.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Nikki Pope, Cooley LLP